

November 7, 2014

Via e-mail
Mark Irion
Chief Financial Officer
Neff Corporation
3750 N.W. 87th Avenue, Suite 400
Miami, FL 33178

> **Re:** **Neff Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 30, 2014**
> **File No. 333-198559**

Dear Mr. Irion:

We have reviewed the supplemental information you submitted on EDGAR on November 6, 2014, and have the following comments.

1. Please include the issuance of stock options in connection with the offering as part of your description of the transactions reflected in the pro forma financial information on page 53.

2. Please expand footnote 2 to the pro forma balance sheet and footnotes 1 and 2 to both pro forma statements of operations to provide investors with sufficient information to calculate the amount of the adjustment. For those adjustments that involve complex calculations, such as compensation expense from stock option grants, please explain the model and/or methodology used along with the material assumptions included in the model and/or methodology.

3. We note that net of offering-related expenses, the equity in Neff Corporation subsequent to the offering and before other expenses would be $199.3 million. However, it appears that you are only reflecting the $157.45 million paid directly to Neff Holdings and excluding the $41.85 million paid directly to Wayzata. It is unclear why it would matter what entity the $199.3 million was paid to in terms of Neff Corporation's equity. Please advise or revise your presentation.

4. Please help us understand why the provision for income taxes calculated in footnote 4 to both pro forma statements of operations is reflected as the adjustment rather than as the provision for income taxes under the Pro Forma Neff Corporation. In this regard, the amount calculated in footnote 4 is based on amounts included in the Pro Forma Neff Corporation column.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: Kirk A. Davenport II (*via e-mail*)
        Latham & Watkins LLP